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One Station Place Stamford, CT 06902	Managing Directors William H. Browne Thomas H. Shrager John D. Spears Robert Q. Wyckoff, Jr.

May 13, 2019

Mr. Roger R. de Bree

President

Tweedy, Browne Fund Inc.

One Station Place

Stamford, CT 06902

Dear Roger:

Pursuant to Section 2 of the Voluntary Expense Reimbursement Agreement effective as of the 1st day of December, 2017 by and among Tweedy, Browne Company LLC (the “Adviser”) and Tweedy, Browne Fund Inc. (the “Company”) with respect to each of Tweedy, Browne Value Fund, Tweedy, Browne Global Value Fund II – Currency Unhedged, and Tweedy, Browne Worldwide High Dividend Yield Value Fund (each, a “Fund” and, collectively, the “Funds”) (the “Agreement”), the Adviser has determined to continue the Agreement in effect until at least the close of business on July 31, 2020. The Adviser hereby undertakes not to terminate the Agreement, with respect to any Fund, prior to the close of business on July 31, 2020 without the approval of the Company’s Board of Directors, including a majority of the Directors who are not “interested persons” of the Company as defined under the Investment Company Act of 1940.

All other terms of the Agreement shall remain in full force and effect.

If you are in agreement with the terms of this letter, please sign below and return a copy to us.

Sincerely,

Tweedy, Browne Company LLC

By:      _/s/ Robert Q. Wyckoff, Jr.________

Robert Q. Wyckoff, Jr.

Managing Director

Acknowledged and acccepted:

Tweedy, Browne Fund Inc.

By: _/s/ Roger R. de Bree__________

    Roger R. de Bree

    Treasurer

Established in 1920

Registered Investment Advisers